TMM COMPANY CONTACT:              AT DRESNER CORPORATE SERVICES:
Carlos Aguilar, Deputy CEO and CFO                          Steve Carr (investors, analysts, media)
011-525-55-629-8729                                                     312-780-7211
carlos.aguilarm@tmm.com.mx                                         scarr@dresnerco.com

Mauricio Monterrubio, Investor Relations
011-525-55-629-8712
mauricio.monterrubio@tmm.com.mx

GRUPO TMM REPORTS 2018 FOURTH-QUARTER AND FULL-YEAR FINANCIAL RESULTS
(In Millions of Mexican Pesos)

2018 Fourth-Quarter Results and Full-Year Include:

o	Decreased Total Debt by $283.2 million to $615.5 million.
o	Stockholders' Equity of $2,107.1 million.
o	Full-Year Operating income of $98.3 million.
o	Full-Year EBITDA of $178.5 million.
o	Decreased Financial Expense to $75.8 million.

(Mexico City, February 27, 2019) – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; "TMM" or the "Company"), a Mexican Maritime-management transportation and logistics Company, reported today its financial results for the fourth quarter and full year 2018.

MANAGEMENT OVERVIEW
José F. Serrano, Chairman and Chief Executive Officer of Grupo TMM, said, "Taking advantage of its more than 60 years of experience, the Company positioned itself as the best option in maritime and logistics transportation, through its Maritime division, Ports and Terminals division, as well as the Warehousing Services division, offering high quality services for a wide range of participants in the energy industry in our country to exploit its gradual recovery. Grupo TMM has efficiently improved its client diversification strategy, cost optimization and revenue improvement, which allows it to adapt for the changing circumstances of the national and foreign markets. The Company continues to develop strategies to improve the performance of each business unit, as well.
"Grupo TMM, through its Maritime division, Ports and Terminals division, is qualified to develop expansion projects exploiting the market's potential recovery, continues actively bid for new projects in the Mexican energy industry, focusing on hydrocarbons transportation, storage and distribution."
Mr. Serrano continued, "It is also important to mention that in December 2017 shareholders approved the Company's restructuring plan, where it was agreed to transfer 85 percent of the shares of TMM Division Maritima (TMMDM) to benefit holders of the Mexican Trust Certificates, due to The Strengthening Plan of the Mexican Trust Certificates Debt safeguarding bondholders' rights; since then Grupo TMM deconsolidated the corresponding liabilities of $11,802.5 million and assets of $8,344.0 million. Grupo TMM continues to manage and operate TMMDM vessels through a maritime services agreement.
"In conclusion, with all these actions Group TMM affirms its commitment to the shareholders to strengthen the Company's balance sheet and increase its value; ensure the personal and professional development of its human capital, social responsibility and Mexico's economic development."
FOURTH-QUARTER AND FULL-YEAR 2018 OPERATING AND FINANCIAL RESULTS
The following information in respect to 2017 includes the operations of TMMDM currently deconsolidated; therefore the comparison could be incommensurate (In Millions of Mexican Pesos).
Consolidated revenues in the 2018 fourth quarter reported $356.9 million, compared to $688.9 million reported in the same period of previous year. Consolidated revenues for full year 2018 reported $1,523.1 million compared to $2,464.9 million for the same period last year. Ports and Terminals Division in 2018 increased 24.4 percent over 2017, and Warehousing Services 2018 revenue increased 7.4 percent over 2017.
Consolidated operating results in the 2018 fourth quarter reported a profit of $47.8 million compared to a loss of $373.5 million in the same period of 2017. For full year 2018 consolidated operating results reported an income of $98.3 million, compared to $418.7 million loss reported in the same period last year.
Non-recurrent operations in the 2018 fourth quarter reported an income of $85.6 million, compared to $354.2 million expenses in the same period of 2017. In the 2018 full year, non-recurrent operations reported an income of $102.6 million, in the same period last year reported $240.7 million expenses.
Consolidated EBITDA in the 2018 fourth quarter was $69.4 million compared to $90.3 million recorded in the same period of 2017. Consolidated EBITDA in the 2017 full year was $178.5 million compared to $484.3 million for the same period last year.
Consolidated Free Cash in the 2018 fourth quarter was $46.8 million compared to a deficit of $187.3 million in the same period of 2017. Consolidated Free Cash in full year 2018 was $104.9 million, compared to a deficit of $534.6 million in full year of 2017.
Maritime revenues in the 2018 fourth quarter reported $210.1 million compared to $540.0 million in the same period the last year, mainly attributable to the deconsolidation of TMMDM, partially offset by an increase in income of $4.7 million from the Shipyard and $6.8 million from the Parcel Tankers business. For the full year, 2018 revenues reported $909.5 million compared to $1,951.3 million in the same period last year, mainly due to the deconsolidation of TMMDM, partially offset for an increase in income by better rates in the Shipyard, an increase of clients from Bulk Carriers business and cost and time optimization in Parcel Tankers business for the effect of a newer vessel hired.
Fourth-quarter 2018 Maritime operating profit reported $9.6 million compared to $9.8 million in the same period last year, mainly attributable to the deconsolidation of TMMDM, partially offset by a better performance in Shipyard for better rates and the contribution of operations in Bulk Carriers business. For the full year, 2018 operating profit reported $122.5 million compared to $24.0 million in 2017.
Fourth-quarter 2018 Maritime EBITDA was $25.9 million compared to $128.3 million in the same period of 2017; EBITDA margin was 12.3 percent. For the full year, 2018 EBITDA was $181.9 million compared to $565.0 million in the same period of 2017; full-year 2018 EBITDA margin was 20.0 percent.
Ports and Terminals revenue reported $106.5 million in the 2018 fourth quarter compared to $107.2 million in the same period last year. For the full year, revenue increased 24.4 percent in 2018 compared to 2017, ended with $452.6 million and $363.7 million, respectively; mainly due to an increase in services and improved rates of rates in Maintenance and Repair of containers, largest volume of gravel at the Port of Tuxpan and an increase of 32 percent automotive exports in API Acapulco.
Fourth-quarter 2018 Ports and Terminals operating income was $11.9 million compared to $10.2 million in the same period of 2017, mainly attributable to a better performance in Port of Tampico due to an increase of steel volume. For the full year, 2018 Ports and Terminals operating income increased 91.5 percent to $84.9 million compared to $44.3 million in the 2017 same period; mainly due to operated volume of gravel and steel in Port of Tuxpan and Port of Tampico, respectively, a higher volume of automotive exports in API Acapulco, as well as the increase of services in Maintenance and Repair of containers.
Ports and Terminals EBITDA was $15.3 million in the 2018 fourth quarter, compared to $13.3 million in the same period of 2017; EBITDA margin was 14.3 percent. Full-year 2018 Ports and Terminals EBITDA improved $40.1 million to report $97.3 million compared to $57.1 million in the same period of last year; Full-year 2018 EBITDA margin was 21.5 percent.
In the 2018 fourth quarter Warehousing Services revenue reported $40.2 million compared to $41.6 million in the same period of 2017. For the 2018 full year, Warehousing Services revenue reported an growth rise of 7.4 percent from $149.9 million in 2017 to $149.9 million in 2018, due to an increase of operations of our mainly clients.
Warehousing Services operations continues its improvement trend, reporting a profit in the 2018 fourth quarter.
DEBT
As of December 31, 2018, Grupo TMM's total net debt was $297.3 million. At the end of 2018 fourth quarter, of total debt Short-Term Debt was $223.4 million and free cash was $318.2 million.
Total Debt*
– Millions of Mexican Pesos –
	To 12/31/18	To 12/31/17
Short-Term Debt	$223.4	$502.4
Long-Term Debt	392.1	396.3
Total Debt	$615.5	$898.7
Cash	318.2	461.6
Net Debt	$297.3	$437.1

Stockholders' Equity	$2,107.1	$2,229.1
Book value per share	$20.62	$21.81

* Book Value

Headquartered in Mexico City, Grupo TMM is a Mexican Maritime-management transportation and logistics Company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of Maritime services port management and logistics. Visit Grupo TMM's web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow…

Grupo TMM, S.A.B. and Subsidiaries
*Balance Sheet
- Millions of Pesos -

	December 31, 30,	December 31,
	2018	2017

Current assets:
Cash and cash equivalents	318.2	461.6
Accounts receivable
Accounts receivable – Net	482.0	408.7
Other accounts receivable	389.0	378.3
Prepaid expenses and others current assets	81.5	69.6
Total current assets	1,270.7	1,318.2
Property, machinery and equipment	2,723.0	2,994.3
Cumulative Depreciation	(409.2)	(358.7)
Property, machinery and equipment – Net	2,313.8	2,635.6
Other assets	198.4	170.4
Total assets	3,783.0	4,124.2

Current liabilities:
Bank loans and current maturities of long-term liabilities	223.4	502.4
Suppliers	262.1	169.1
Other accounts payable and accrued expenses	402.4	376.7
Total current liabilities	887.8	1,048.1
Long-term liabilities:
Bank loans	392.1	396.3
Deferred taxes	219.4	275.2
Other long-term liabilities	176.6	175.6

Total long-term liabilities	788.1	847.0
Total liabilities	1,675.9	1,895.2
Total stockholders´ equity	2,107.1	2,229.1

Total liabilities and stockholders´ equity	3,783.0	4,124.2
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income
- Millions of Pesos -

	Three months ended		Year ended
	December 31,		December 31,
	2018	2017	2018	2017

Maritime	210.1	540.0	909.5	1,951.3
Ports and Terminals	106.5	107.2	452.6	363.7
Warehousing Services	40.2	41.6	161.0	149.9
Revenue from freight and services	356.9	688.9	1,523.1	2,464.9
Maritime	(184.3)	(411.7)	(727.5)	(1,386.3)
Ports and Terminals	(91.3)	(94.0)	(355.4)	(306.6)
Warehousing Services	(38.8)	(50.3)	(165.4)	(180.4)
Corporate and others	(0.1)	(0.8)	(0.5)	(1.1)
Cost of freight and services	(314.4)	(556.8)	(1,248.8)	(1,874.4)
Maritime	(16.2)	(118.5)	(59.5)	(541.0)
Ports and Terminals	(3.3)	(3.0)	(12.4)	(12.8)
Warehousing Services	(0.3)	(0.3)	(1.3)	(1.2)
Corporate and others	(1.8)	(1.9)	(7.1)	(7.9)
Depreciation and amortization	(21.7)	(123.8)	(80.3)	(562.9)
Corporate expenses	(58.6)	(27.7)	(198.4)	(205.6)
Maritime	9.6	9.8	122.5	24.0
Ports and Terminals	11.9	10.2	84.9	44.3
Warehousing Services	1.1	(8.9)	(5.7)	(31.7)
Corporate and others	(1.9)	(2.8)	(7.6)	(9.0)
Other (expenses) income – Net	85.6	3,104.3	102.6	3,217.7
Operating income (loss) before deconsolidation	47.8	(373.5)	98.3	(418.7)
Deconsolidation TMM División Marítima	-	3,458.5	-	3,458.5
Operating income	47.8	3,085.0	98.3	3,039.8
Financial (expenses) income – Net	(23.1)	(384.6)	(75.8)	(1,185.7)
Exchange (loss) gain – Net	(7.8)	(20.8)	5.8	(7.8)
Net financial cost	(30.9)	(405.4)	(69.9)	(1,193.5)
Income before taxes	16.9	2,679.6	28.3	1,846.3
Provision for taxes	(3.0)	(226.6)	(4.8)	(516.7)
Net income for the period	13.8	2,453.0	23.5	1,329.6

Attributable to:
Minority interest	2.2	4.3	4.5	2.0
Equity holders of GTMM, S.A.B.	11.6	2,448.7	19.0	1,327.6

Weighted average outstanding shares (millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (pesos/share)	0.1	24.0	0.2	13.0

Outstanding shares at end of period (millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (pesos/share)	0.1	24.0	0.2	13.0
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flows
- Millions of Pesos -

	Three months ended		Year ended
	December 31,		December 31,
	2018	2017	2018	2017

Cash flow from operation activities:
Net Income for the period	13.8	2,453.0	23.5	1,329.6
Charges (credits) to income not affecting resources:
Depreciation & amortization	21.7	102.7	81.6	595.3
Deconsolidation TMM División Marítima	-	(3,458.5)	-	(3,458.5)
Deferred Taxes	-	234.1	-	513.7
Other non-cash items	(15.1)	699.8	25.9	1,372.4
Total non-cash items	6.6	(2,421.8)	107.6	(977.0)
Changes in assets & liabilities	39.4	163.2	(54.2)	29.1
Total adjustments	46.0	(2,258.6)	53.4	(947.9)
Net cash provided by operating activities	59.8	194.4	76.9	381.7

Cash flow from investing activities:
Proceeds from sales of assets	-	0.3	220.6	74.0
Payments for purchases of assets	(54.6)	(9.5)	(99.8)	(80.2)
Paid to minority partners	(26.2)	-	(26.2)	-
TMM DM Cash	-	(212.3)	-	(212.3)
Net cash (used in) provided by investment activities	(80.8)	(221.6)	94.7	(218.5)

Cash flow provided by financing activities:
Short-term borrowings (net)	(22.0)	(29.1)	(90.8)	(107.3)
Repayment of long-term debt	(20.3)	(162.0)	(347.5)	(474.5)
Proceeds from issuance of long-term debt	20.3	-	124.0	-
Net cash used in financing activities	(22.0)	(191.0)	(314.2)	(581.7)
Exchange effect on cash	12.2	26.6	(0.8)	(22.6)
Net decrease in cash	(30.8)	(191.6)	(143.4)	(441.2)
Cash at beginning of period	348.9	653.1	461.6	902.7
Cash at end of period	318.2	461.6	318.2	461.6
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.